Filed by Vireo Growth Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Planet 13 Holdings Inc.

Commission File No. 000-56374

CSE: VREO OTCQX: VREOF Investor Presentation AUGUST 2026 A Cannabis Company With a Mission.

CSE: VREO | OTCQX: VREOF 2 CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION: This presentation includes information, statements, beliefs, and opinions which are forward-looking, and which reflect current estimates, expectations, and projections about future events, referred to herein and which constitute “forward-looking statements” or “forward-looking information” within the meaning of Canadian and U.S. securities laws. Statements containing words such as “believe”, “expect”, “intend”, “should”, “seek”, “anticipate”, “will”, “positioned”, “plan”, “may”, “estimate”, “could”, “continue”, “outlook”, “strategy”, “initiative”, “foreseeable”, “potential”, “guidance”, “future”, “priorities”, “opportunity”, “likely”, or, in each case, their negative, plural, and words of similar meaning are intended to identify forward-looking statements. By their nature, forward-looking statements involve a number of known and unknown risks, uncertainties and assumptions concerning, among other things, the Company’s anticipated business strategies, anticipated trends in the Company’s business and anticipated market share, that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. In addition, even if the outcome and financial effects of the plans and events described herein are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated, or intended, including those described in the Risk Factors section of our Form 10-K for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission and under the Company’s profile on SEDAR+. Forward-looking information contained in this presentation is based on the Company’s current estimates, expectations and projections, which the Company believes are reasonable as of the current date. The Company can give no assurance that these estimates, expectations and projections will prove to have been correct. You should not place undue reliance on forward-looking statements, which are based on the information available as of the date of this document. Forward-looking statements contained in this document are made of the date of this presentation and, except as required by applicable law, the Company assumes no obligation to update or revise them to reflect new events or circumstances. Historical statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. In this regard, certain financial information contained herein has been extracted from, or based upon, information available in the public domain and/or provided by the Company. In particular historical results should not be taken as a representation that such trends will be replicated in the future except for expressly identified future-oriented financial information. No statement in this document is intended to be nor may be construed as a profit forecast. CAUTIONARY NOTE REGARDING FUTURE-ORIENTED FINANCIAL INFORMATION: To the extent any forward-looking information in this presentation constitutes “future-oriented financial information” or “financial outlooks” within the meaning of applicable Canadian securities laws, such information is being provided to demonstrate the anticipated market penetration and the reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out above under the heading “Cautionary Note Regarding Forward-Looking Information”. Vireo’s actual financial position and results of operations may differ materially from management’s current expectations and, as a result, Vireo’s revenue and expenses may differ materially from the revenue and expenses profiles provided in this presentation. Such information is presented for illustrative purposes only and may not be an indication of Vireo’s actual financial position or results of operations. NON-GAAP FINANCIAL MEASURES: EBITDA and Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, and Adjusted Gross Profit Margin, Adjusted EBITDA per share, annualized Adjusted EBITDA per share, proforma revenue, proforma revenue per share, and revenue per share are non-GAAP measures, ratios and other financial measures, as applicable, and do not have standardized definitions under U.S. GAAP accounting principles. EBITDA represents net income (loss) adjusted to exclude interest, income taxes, depreciation, and amortization. This supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented. PROFORMA FINANCIAL MEASURES: Proforma results give effect to the acquisitions Vireo Health of Rocky Mountain, Eaze, Hawthorne, Bridgewell, and PharmaCann as if they were completed on April 1, 2026. Operational proforma metrics, including store counts, state counts and footprint data, may assume completion of announced acquisitions and are identified where used. Proforma information has been presented for informational purposes only and is not necessarily indicative of the Company’s past results of operations, nor is it indicative of the future operating results of the Company and should not be considered a substitute for the financial information presented in accordance with GAAP. SHARE CONSOLIDATION: All shares in this presentation give effect to the 30-1 share consolidation, announced June 5, 2026. Forward Looking Statement Disclaimer

Vireo is an integrated operating platform serving cannabis and complementary agriculture businesses

Vireo combines local cannabis market leadership with a growing agribusiness platform to create scale, improve operating economics and compound shareholder value through disciplined capital allocation.

Q2 2026*

- **10 States**
- **~170 Dispensary Locations**
- **~1M sq ft Cultivation**
- **Expanding Ancillary Markets**
- **~4500 Employees**

*Excludes announced acquisitions that have not closed as of June 30, 2026 vireo

CSE: VREO | OTCQX: VREOF

3

Two Growth Engines, One Integrated Platform.

Winning local cannabis markets while building agricultural capabilities that strengthen platform economics

Cannabis Engine:
Win Local Markets

- **Market density**
  Build meaningful scale in core markets
- **Local teams and brands**
  Retain operators and relationships
- **Platform support**
  Apply capital, procurement, technology, data intelligence & operating tools

Integrated Platform Shared Capabilities

- **Capital**
- **Procurement**
- **Technology**
- **Distribution**
- **Operating Playbook**

Agribusiness Engine:
Scale & Strengthen Platform

- **National platform**
  Serve traditional agriculture and cannabis companies across North America
- **In-house optionality for Vireo footprint**
  Supply our growing cannabis platform
- **Economic value unlock**
  Improve cost, reliability, purchasing power and margin opportunity

Organic Growth	Operating Leverage	Scalable Cash Flow	Shareholder Value

vireo CSE: VREO | OTCQX: VREOF 4

How We Got Here

Vireo has successfully implemented a growth strategy in 2025, combining M&A and organic expansion, positioning itself as a leading operator in the sector.

2014
- Company established by Kyle Kingsley, a board-certified physician and medical entrepreneur
- Received first license in Minnesota, launching cultivation, manufacturing and dispensary operations

2018
- Acquired **Minnesota Medical Solutions** and Empire State Solutions

2019
- Completed reverse takeover with Vireo U.S., rebranded, and began trading on the CSE and OTCQX
- Acquired **Nevada Cannabis Company** in Nevada and **Red Barn Growers** in New Mexico

2020
- Minnesota Medical Solutions rebranded as **Vireo Health of Minnesota**, with retail stores operating under **Green Goods**

2021
- Acquired **Charm City Medicus** dispensary assets in Baltimore

2022
- Vireo entered into Arrangement Agreement to be acquired by Verano Holdings Corp.
- Verano terminated agreement in October, leading to litigation that settled in December 2025

2024
- Kyle Kingsley stepped down as CEO in 2023, Josh Rosen and Amber Shimpa each held the role before John Mazarakis was appointed CEO & Co-Executive Chairman in December 2024
- Chicago Atlantic converted ~$10.5M of convertible notes into ~73M shares in mid-2024
- Announced **$75M equity financing** supported by Chicago Atlantic, and acquisitions of **Proper Brands** (MO), **Deep Roots** (NV), **WholesomeCo** (UT) and **Arches**

2025
- Successfully refinanced all of the existing Sr Sec debt at an industry leading interest rate of ~8%
- Announced $49M all-stock acquisition of 17 PharmaCann dispensaries in Colorado
- Announced $47M all-stock acquisition of Eaze, with operations in CA, CO, and FL
- Closed **WholesomeCo Cannabis, Arches** merger in May 2025
- Closed its **Proper Brands** and **Deep Roots** acquisitions in June 2025
- Announced plans to acquire Schwazze notes, resulting in ownership of 45 dispensaries in CO and NM

2026
- Entered **PharmaCann** MSA in March 2026
- Announced JV with **Glass House Brands** to enhance distribution and supply chain scale in California
- Closed acquisitions of **Schwazze, Eaze, and Hawthorne** in March-April
- Announcing acquisition of **Fluent** Corp in April, expanding market leadership in FL (33 new stores + 4 grow facilities) and NY (1 retail + 1 grow facility)
- Q2 - Closed **Bridgewell Agribusiness** and Eaze Transactions
- Q2 - Announced Agreement to acquire **C21 Investments**
- Q3 – Announced License deal to **enter Pennsylvania** with up to **six dispensaries**
- Q3 – Announced agreement to acquire certain assets from The **Cannabist** – going deeper in CO and entering **three new states: MA, NJ, IL**
- Q3 – Announced merger with **Planet 13** to gain depth in NV, FL and add to emerging IL platform
- Q3 – Announced **four-deal transaction** to enter Ohio with cultivation, processing and up to eight dispensaries
- Q3 – Closed on **PharmaCann** acquisition, ending MSA in CO
- Q3 - Announced **ABL Credit facility** of $85 plus $20M accordion, with BMO vireo

CSE: VREO | OTCQX: VREOF

5

A Target Rich Consolidation Opportunity 6 The Consolidation Window is Now Vireo believes current market conditions create a consolidation opportunity Strong Assets are available because operators are Balance Sheet Constrained during a perfect moment of an Industry reset Multiple high-growth, interconnected markets, all supporting the same platform. We have the balance sheet, an executive team with the expertise, and the vision to execute quickly and take advantage of the window. CSE: VREO | OTCQX: VREOF

Acquiring High-Quality Assets at Attractive Valuations • Financially constrained, operationally strong businesses • Proven local management teams support decentralized structure • Opportunities to strengthen our vertically integrated platform • Going deep, increasing market density and operating leverage • Creating procurement, operational, and revenue synergies across platform CSE: VREO | OTCQX: VREOF 7 Target Model: Valuations targeted at 4x EBITDA Primarily All-Equity Deals Modeled to be Quickly Accretive What we look for: Vireo is successfully implementing a growth strategy where each acquisition strengthens the platform

Building an Integrated Platform .. CSE: VREO | OTCQX: VREOF 8 HA-MD dispensaries M3 Dispensary Nevada JV JV Cannabis Segment (announced to date) Non-Cannabis (agribusiness) Creating a broad, differentiated platform that is difficult to replicate

Infrastructure Creates a Competitive Advantage

National scale, executed locally with experienced operating teams

Targeting
$100M+
In Every
Market
we operate in

Same store sales
increased 7%
yoy in Q2 2026
given integration &
optimization efforts


WA
OR
CA
NV
ID
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
KY
TN
MS
AL
GA
FL
OH
WV
PA
NY
VT
NH
ME
MA
CT
RI
NJ
DE
MD
DC
VA
NC
SC
AK
HI
Current Vireo Footprint
Hawthorne, Bridgewell
Proforma Footprint

Largest dispensary network in U.S. with ~270 stores, and one of the largest by market penetration on a proforma basis*

*Proforma metrics based on all announced acquisitions through August 11, 2026.

vireo
CSE: VREO | OTCQX: VREOF
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Combined Platform Vision Starting To Take Shape . . .

Sample states:

Vireo has the largest dispensary footprint in these markets

New states gaining share



NV
16* Stores ~15%
CO
69* Stores ~10%
NM
21 Stores ~2%
FL
105* Stores ~14%

In Q2 2026, Vireo **eclipsed a billion-dollar run rate** on a proforma* revenue basis

Expanding into captive market opportunities for improved margins and results

Ag Inputs

Hydroponics

Lighting

Distribution

National supply distribution to current traditional ag and cannabis cultivation customers

Local market leadership ▶ Greater cannabis demand ▶ Agribusiness supply opportunity ▶ Purchasing & margin leverage

*Proforma metrics based on all announced acquisitions through August 11, 2026, and market share estimates are based on latest state data for number of operational dispensaries and company data. This is not a forecast of annual revenue.

vireo

CSE: VREO | OTCQX: VREOF

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Why C21? Leading Market Share in Nevada Value Creation Investment Case Study: C21 Announced acquisition of C21, a leading operator in Nevada, with its award-winning Silver State Relief* Investment Case Study: C21 Announced acquisition of C21, a leading operator in Nevada, with its award-winning Silver State Relief* •Strong retail footprint in Northern Nevada with 3 high-volume dispensaries •725,000 customer transactions annually •Expanding rather than cannibalizing the platform •Long track record of generating positive FCF •Synergies to unlock from C21’s retail brand expertise •Expanded operating scale & cultivation/manufacturing capacity by >100k sqft •Proven track record of scaling dispensaries to $10+ million run rate per store •Acquired at an attractive valuation, with a double-digit free cash flow yield •Increased market density and expanded geographic footprint in Nevada •Complementary retail network to existing footprint •Same Store Sales Growth: C21 +15% year-over-year on record transactions •Turn-key free cash flow generation •Clean balance sheet with no net debt •~5% retail market share add in Nevada $109.60 $0.00 $50.00 $100.00 $150.00 $31.32 Retail Revenue (in MM $USD) Deep Roots (Q1 proforma annualized) C21 (FY26 reported) Demonstrating how Vireo identifies high-quality assets, acquires them at attractive valuations, integrates into its platform, and creates immediate shareholder value. Integration Investment Rationale CSE: VREO | OTCQX: VREOF 11 * The data on this slide is based on C21 information reviewed by management.

CSE: VREO | OTCQX: VREOF 12 Our Vision: the Flywheel Effect Acquire Integrate Optimize Generate Cash Flow Reinvest A Simple Formula 10 Transactions closed since December 2024 7 Transactions announced and pending A robust pipeline across the platform Vireo is actively integrating, optimizing and leveraging our platform to gain: Market density Purchasing leverage Cross-selling opportunities Strong, local leadership Supply chain advantages Value creation for shareholders + + = Our competitive advantage is smart, repeatable capital allocation

CSE: VREO | OTCQX: VREOF 13 Cannabis Industry & Regulatory Catalysts Industry consolidation creating opportunities to acquire quality assets at attractive valuations State market maturation driving higher revenues and operating leverage Improving pricing environment as weaker competitors are acquired and excess capacity exits the market Potential exchange uplisting expanding institutional ownership, improving liquidity, and lowering the cost of capital Schedule III rescheduling if implemented in a manner favorable to the industry, could reduce tax burden and increase free cash flow Expanded banking access if enacted or made available, could lower financing costs and improve capital availability Catalysts have potential to improve sector economics, expand capital access, and accelerate consolidation, strengthening opportunity for scaled, well-capitalized operators like Vireo.

Positioned to Create Long-Term Shareholder Value

Acquisitions are intended to accelerate organic growth

- Leading market consolidator
  - Proven acquisition and integration strategy
- Market Structure
  - Fragmented industry/significant consolidation opportunity.
- Infrastructure advantage
  - Cultivation, manufacturing, distribution, retail, and Agri infrastructure assets.
- Scalable cash flow
  - Operating leverage improves with scale.
- Long runway
  - Vireo has a repeatable playbook for acquiring high-quality businesses, integrating them into its platform and compounding value

Target Model: Valuations targeted at **4xEBITDA**, Primarily **All-Equity** deals, and modeled to be **Quickly Accretive**

Strong Assets available because operators are **Balance Sheet Constrained** during a perfect moment of an **Industry reset**

Targeting **$100M+** in **every market** in which we operate

In Q2 2026 Vireo **eclipsed a billion-dollar run rate*** on a proforma revenue basis

Same store sales increased 7% in Q2 2026 on YoY basis** given integration and optimization efforts

On a sequential proforma basis*** **Revenue per Share ▲ 23%**

*Run rate is based on the Q2 2026 proforma revenue results reflecting completed acquisition and is not a forecast of annual revenue and does not include or anticipate future revenue from pending acquisitions: FLUENT, C21, The Cannabist, Planet 13 or the Ohio transaction.

**Same Store Sales metric reflects FY 2026 compared to FY 2025 on a proforma basis including closed transactions in Q2 as a proxy for the metric as it includes acquired retail to show optimization efforts.

***Proforma revenue reflects announced and completed acquisitions owned for the full reporting period, including Vireo Health of Rocky Mountain, Eaze, Hawthorne, Bridgewell, and PharmaCann.

vireo
CSE: VREO | OTCQX: VREOF
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Leadership

The executive team, led by John Mazarakis and complemented by Tyson Macdonald, is uniquely positioned to capitalized on their vast experiences in operational and institutional investing and lead Vireo Growth in becoming the top cannabis operator in the US.



John Mazarakis | **CEO & Co-Executive Chairman** Vireo Growth



Tyson Macdonald | **Chief Financial Officer** Vireo Growth

Founder of the largest and most successful credit and equity fund in the cannabis space; closed more than ~$2 billion in debt and equity investments.

Took public NASDAQ: REFI (cannabis REIT) in December 2021, which has outperformed all REIT peers on a net return basis.

Raised ~2$ billion AUM in just 48 months (focused on cannabis industry investing).

Successful owner-operator of a regional chain of restaurants with delivery capability and services (grew from one store to over 40 with delivery expertise).

Two Decades of Strategy investment experience, working with startups and mature public companies.

Led the acquisition of NASDAQ: SSIC to establish a >$300M cannabis BDC vehicle. Closed a strategic investment in an investment vehicle that provides control on ~$800M AUM.

Successfully closed the acquisitions of three cannabis operators in May and June 2025 followed by four additional marquee transactions in 2026 (1).

Sold Legacy Foods in a 20x exit, to Ferraro, a portfolio company of Kelso ($40 billion AUM private equity firm).

Raised $81M of equity offering in Dec 2024 for Vireo – One of the largest (only) equity raises in the sector in recent years.

Led M&A and Financing activities for fastest growing cannabis company in the U.S..

CSE: VREO | OTCQX: VREOF

15

Confidential Material | CSE: VREO | OTCQX: VREOF 16 Vireo Growth Q2 2026 FINANCIALS

CSE: VREO | OTCQX: VREOF • Q2 GAAP revenue of $209.3 million increased 335% yoy, driven by recently closed M&A transactions • Assuming the completion of all announced acquisitions, Vireo will become the largest U.S. cannabis operator by dispensary count with approximately 270 dispensaries, and among the largest U.S. cannabis companies by revenue. • Closed the Hawthorne, Eaze and the Bridgewell Agribusiness transactions during the second quarter • Announced the FLUENT and C21 acquisitions, expanding our retail footprint in Florida and further strengthening our platform in Nevada. • Company closed Q2 with $122.7 million in cash; expects to remain acquisitive subject to market conditions, regulatory approvals and execution risk. • Closed on the acquisition of PhytoNatural for a dispensary license, allowing up to 6 dispensaries. • Announced an asset purchase agreement, for select The Cannabist assets, expanding our Colorado platform and entering Massachusetts, New Jersey, and Illinois. • Announced merger agreement with Planet 13, deepening Nevada and Florida while expanding Illinois platform. • Announced a four-deal transaction to establish vertical presence in Ohio. • Closed the PharmaCann acquisition (exiting MSA), deepening our market position in Colorado. • Announced new asset-based revolving credit facility with Bank of Montreal for a $65M initial commitment, expandable to $85M with an additional $20M accordion (up to $105M total), priced at Term SOFR + 1.75%–2.00%. Q2 2026 Highlights Subsequent Events Q2’26 Highlights and Subsequent Events 17

Q2'26 Highlights and Subsequent Events

Current as of June 30, 2026

10 States	170+ Dispensary Locations	~1M sq ft Cultivation	Expanding Ancillary Markets	4500 Employees

Proforma* as of August 11, 2026

15 States	270+ Dispensary Locations	1M+ sq ft Cultivation	Expanding Ancillary Markets	5000+ Employees

*Proforma metrics based on all announced acquisitions through August 11, 2026. Provided for illustrative purposes and not indicative of future results.

vireo

CSE: VREO | OTCQX: VREOF

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Q2 2026 REVENUE $209.3M ▲ 335% YoY Q2 2026 Proforma Revenue* $254.9M KEY TAKEAWAY Revenue growth reflects a combination of organic same-store sales momentum and change in revenue from the comparable operating platform. Proforma revenue highlights the earnings power of the expanded platform. *Proforma revenue reflects completed acquisitions had been owned for the full reporting period, including Vireo Health of Rocky Mountain, Eaze, Hawthorne, Bridgewell, and PharmaCann. Proforma revenue is not necessarily indicative of future operating results. $25 $24.5 $48.1 $91.7 $104.5 $106.2 $210 $209.3 $255 0 50 100 150 200 250 300 Q4 2024 Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 GAAP Revenue Proforma Revenue per share $3.85 Proforma Revenue/share $4.69 Revenue Growth – Path to Significant Scale CSE: VREO | OTCQX: VREOF 19 Annualized Revenue $837.2M Annualized Proforma* $1.02B

Q2 2026 AEBITDA $41.5M ▲ 212% YoY AEBITDA Margin 19.8% KEY TAKEAWAY Continued integration, operating discipline and margin expansion drove Adjusted EBITDA to $41.5 million. $6.6 $6.6 $13.2 $25.4 $29.5 $32.7 $41.5 0 5 10 15 20 25 30 35 40 45 Q4 2024 Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 GAAP AEBITDA AEBITDA per share* $0.76 *AEBITDA per share contemplates 54.4M shares outstanding on a treasury method basis using a share price of $15.00 **Annualized AEBITDA is not necessarily indicative of future operating results. AEBITDA – Growing Profitability Across an Expanding Platform CSE: VREO | OTCQX: VREOF 20 AEBITDA Annualized** $166M

Balance Sheet Highlights • Strong liquidity supports disciplined acquisitions. • New ABL facility provides additional financial flexibility. • Capital allocation remains focused on accretive growth. • Balance sheet positioned to support continued expansion. KEY TAKEAWAY Revenue per share increased meaningfully as acquisitions start to translate into shareholder value. 1.81 1.56 1.35 2.55 2.61 2.65 3.85 0 0.5 1 1.5 2 2.5 3 3.5 4 4.5 Q4 2024 Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 GAAP/Proforma* Revenue per Share Revenue/share *Proforma Revenue reflects completed acquisitions had been owned for the full reporting period, including Vireo Health of Rocky Mountain, Eaze, Hawthorne, Bridgewell, and PharmaCann. Per Share Growth – Building Shareholder Value CSE: VREO | OTCQX: VREOF 21 Balance Sheet Highlights • Strong liquidity supports disciplined acquisitions. • New ABL facility provides additional financial flexibility. • Capital allocation remains focused on accretive growth. • Balance sheet positioned to support continued expansion. 0.48 0.42 0.37 0.71 0.74 0.82 0.76 0.3 0.4 0.5 0.6 0.7 0.8 0.9 Q4 2024 Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 GAAP AEBITDA per Share AEBITDA/share AEBITDA Per Share Annualized** $3.05 Revenue Per Share Annualized** $15.39 Through Accretive M&A **Annualized revenue/share and AEBITDA/share based on Q2 revenue run rate and a constant 54.4M treasury-method diluted share count, using underlying whole numbers so may not round perfectly Proforma Revenue Per Share Annualized** $18.74

Cash & Cash Equivalents $122.7M Balance Sheet Highlights • Strong liquidity supports disciplined acquisitions. • New ABL facility provides additional financial flexibility. • Capital allocation remains focused on accretive growth. • Balance sheet positioned to support continued expansion. KEY TAKEAWAY A strong balance sheet provides the flexibility to continue executing our disciplined strategy. 86.3 99.1 97.2 102.2 122.4 122.7 20 40 60 80 100 120 140 Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 Cash and Cash Equivalents Cash Q2’26 Balance Sheet & Liquidity CSE: VREO | OTCQX: VREOF 22 Working Capital* $192.6M Net Debt $176.1M Excluding convertible debt * Excludes uncertain tax liabilities, income tax receivable, and contingent consideration related to the earn-outs

Asset-based Revolving Credit Facility

- Secured through its subsidiary Prolific Supply, Vireo's non-cannabis business segment
- Led by Bank of Montreal
- Scalable capital up to $105M
- Industry leading rates
  - Term SOFR plus 1.75%–2.00% or a base rate plus 0.75%–1.00% depending on availability
- Structured at 5-year revolving credit facility


$20 M
Accordion Capacity
$20 M
Expandable Capacity
$65 M
Initial Commitment

Total Facility Capacity $105M

Term SOFR plus 1.75%–2.00%

KEY TAKEAWAY

Enhances financial flexibility, lowers borrowing costs, and funds strategic growth with market leading rates.

vireo
CSE: VREO | OTCQX: VREOF
23

Capitalization Table SHARE PRICE $9.44 USD – OTC: VREOF BASIC SHARES OUTSTANDING 46.1M BASIC MARKET CAP $471.6M CSE: VREO | OTCQX: VREOF 24 Q2 2026 Net LT Debt & Convertible Debt $322.4M Finance Lease Liabilities $8.8M Income Tax Receivable $20.5M Indemnified Tax Assets $48.8M Uncertain Tax Liability $172.8M 3,183,465 Fully diluted shares outstanding as of June 30, 2026 58,070,114 Convertible Debt Warrants (@ average strike US $22.34) RSUs 2,098,159 Total Subordinate Voting Shares (w MVS converted) FD Treasury Method Shares Outstanding (@ share price of US$15.00 as of 6/30/26) BALANCE SHEET 45,816,626 1,091,448 STOCK Cash Balance $122.7M 54.4M July 31, 2026 $753M Implied Equity Value 1,249,075 Contingent Consideration 1,158,658 SHARE CLASS Options (@ average strike US $14.31) Uncertain Tax Liability $172.8M 3,183,465 Shares in Escrow 3,472,683

25 Building an integrated platform through disciplined acquisitions that strengthen our cannabis operations, expand adjacent agricultural capabilities, and create long-term shareholder value.

CSE: VREO OTCQX: VREOF

Legal Appendix: Additional Information and where to find it On July 27, 2026, the Company and Planet 13 Holdings Inc., a Nevada corporation (“Planet 13”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 26, 2026, by and among Vireo, Planet 13 and Supernova Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of Vireo (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Planet 13 (the “Merger”), with Planet 13 continuing as the surviving corporation of the Merger as a direct wholly owned subsidiary of Vireo. In accordance with the Merger Agreement, Vireo intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to Planet 13’s stockholders in connection with its solicitation for proxies for the vote by its stockholders in connection with the Merger and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Planet 13’s equity holders in connection with the completion of the Merger. Planet 13 also intends to file relevant materials with the SEC and applicable Canadian securities regulators, including preliminary and definitive proxy statements relating to the Merger. The definitive proxy statement and other relevant documents will be mailed to Planet 13’s stockholders as of the record date established for voting on the Merger. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that may be filed with the SEC or be mailed to Planet 13 stockholders in connection with the Merger. BEFORE MAKING ANY DECISION, PLANET 13 STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT AS, IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Any vote in respect of resolutions to be proposed at Planet 13’s stockholder meeting to approve the Merger or other proposals in relation to the Merger should be made only on the basis of the information contained in Planet 13’s proxy statement/prospectus. You will be able to obtain a free copy of the Registration Statement, proxy statement/prospectus and other related documents (when available) filed with the SEC at the website maintained by the SEC at www.sec.gov or by accessing the Investor Relations section of Planet 13’s website at https://investors.planet13.com/. The information found on, or otherwise accessible through, Planet 13’s website is not incorporated by reference into, nor does it form a part of, this communication or any other document that Planet 13 files with the SEC. Participants in the Solicitation Planet 13 and its directors and executive officers and certain of its employees may be deemed to be participants in the solicitation of proxies from Planet 13’s stockholders in connection with the Merger. Information regarding Planet 13’s directors and executive officers is set forth under the captions “Proposal No. 1: Election of Directors,” “Corporate Governance,” “Executive Officers,” “Executive Compensation,” “Director Compensation,” “Executive Compensation Tables,” “Director Compensation” and “Security Ownership of Certain Beneficial Owners and Management” in the definitive proxy statement for Planet 13’s Annual General Meeting of Stockholders, filed with the SEC on April 29, 2026 (the “Annual Meeting Proxy Statement”). To the extent the holdings of Planet 13’s securities by its directors or executive officers have changed since the amounts set forth in the Annual Meeting Proxy Statement, such changes have been or will be reflected on Forms 3, 4 and 5, filed with the SEC. These documents may be obtained free of charge from the SEC’s website at www.sec.gov or by accessing the Investor Relations section of Planet 13’s website at https://investors.planet13.com/. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Merger will be included in the proxy statement/prospectus that Vireo expects to file in connection with the proposed Merger and other relevant materials Planet 13 may file with the SEC and applicable Canadian securities regulators. Vireo, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Planet 13’s stockholders in connection with the Merger. A list of the names of such directors and executive officers and information regarding their interests in Vireo is contained in the sections entitled “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Directors, Executive Officers and Corporate Governance” of Vireo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 17, 2026, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Merger or the accuracy or adequacy of this communication. Forward-Looking Information This communication contains “forward-looking information” or “forward-looking statements” within the meaning of applicable United States and Canadian securities legislation (referred to herein as “forward-looking information”). Forward-looking information contained in this communication may be identified by the use of words such as “should,” “believe,” “estimate,” “would,” “looking forward,” “may,” “continue,” “expect,” “expected,” “will,” “likely,” “subject to,” and variations of such words and phrases, or any statements or clauses containing verbs in any future tense and includes statements regarding expectations around the proposed Merger and the expected timing and benefits thereof; the expected closing date; the approximate value of the consideration to be paid in the Merger; the satisfaction or waiver of the closing conditions set out in the Merger Agreement, including receipt of all regulatory approvals; the expectation that the shares of Planet 13 common stock will be delisted from the Canadian Securities Exchange and OTCQX Market and that Planet 13 will cease to be a reporting issuer under applicable U.S. and Canadian securities laws; and Vireo’s expectations around integration of the operations of its recent and announced acquisitions and timing thereof. These statements should not be read as guarantees of future performance or results. Forward-looking information includes both known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Vireo, Planet 13 or their respective subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements or information contained in this press release. Forward-looking information is based upon a number of estimates and assumptions of management, believed but not certain to be reasonable, in light of management’s experience and perception of trends, current conditions, and expected developments, as well as other factors relevant in the circumstances, including assumptions in respect of current and future market conditions, the current and future regulatory environment, and the availability of licenses, approvals and permits. Although Vireo and Planet 13 believe that the expectations and assumptions on which such forward-looking information is based are reasonable, the reader should not place undue reliance on the forward-looking information because neither Vireo nor Planet 13 can give any assurance that they will prove to be correct. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking information. Such risks and uncertainties include, but are not limited to: risks related to receipt of necessary regulatory and third-party approvals for completion of the proposed Merger; risks and uncertainties associated with the proposed Merger, some of which are beyond Vireo’s and Planet 13’s control; Vireo’s and Planet 13’s ability to maintain relationships with suppliers, customers, employees and other third parties as a result of the proposed Merger; the effects of the proposed Merger on Vireo, Planet 13 and the interests of various constituents; subject to the successful outcome of the proposed Merger, the nature, cost, impact and outcome of pending and future litigation, other legal or regulatory proceedings, or governmental investigations and actions; risks related to the timing and content of adult-use legislation in markets where Vireo and Planet 13 currently operate; current and future market conditions, including the market price of the subordinate voting shares of Vireo; risks related to epidemics and pandemics; federal, state, local, and foreign government laws, rules, and regulations, including federal and state laws and regulations in the United States relating to cannabis operations in the United States and any changes to such laws or regulations; operational, regulatory and other risks; execution of business strategy; management of growth; difficulties inherent in forecasting future events; conflicts of interest; risks inherent in an agricultural business; risks inherent in a manufacturing business; liquidity and the ability of Vireo to raise additional financing to continue as a going concern; Vireo’s and Planet 13’s ability to meet the demand for flower in their various markets; Vireo’s ability to dispose of its assets held for sale at an acceptable price or at all; and risk factors set out in Vireo’s Annual Reports on Form 10- K and Quarterly Reports on Form 10-Q and Planet 13’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, which are available on EDGAR with the U.S. Securities and Exchange Commission at www.sec.gov and filed with the Canadian securities regulators and available under Vireo’s and Planet 13’s respective profiles on SEDAR+ at www.sedarplus.com. The statements in this communication are made as of the date of this communication. Except as required by law, neither Vireo nor Planet 13 undertakes any obligation to update any forward-looking statements or forward-looking information to reflect events or circumstances after the date of such statements. Confidential Material | CSE: VREO | OTCQX: VREOF 27